UNITED STATES SECURITIES AND EXCHANGECOMMISSION Washington, D.C.
 20549FORM 15Certification and Notice of Terminationof Registration
 under Section 12(g) ofthe Securities Exchange Act of 1934 or
Suspension of Duty to File Reports UnderSection 13 and 15(d)
 of the SecuritiesExchange Act of 1934.Commission
 File Number: 33-47311PB&T Master Credit Card Trust
 (the"Trust") (Exact name of registrant asspecified
 in its charter)One Ravinia Drive, Suite 1000
 Atlanta,Georgia 30346 Phone: (770) 551-6700(Address, including cked Certificates(Title of each class of securities
covered by this Form)None(Titles of all other classes
ofsecurities for which a duty to filereports under
 13(a) or 15(d) remains)Please place an X next to
theappropriate rule provision(s) reliedupon to
 terminate or suspend the duty tofile reports:
Rule 12g-4(a)(1)(i)	     				Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(1)(ii)	     				Rule 12h-3(b)(2)(i)
 Rule12g-4(a)(2)(i)	     				Rule 12h-3(b)(2)(ii)
Rule 12g-4(a)(2)(ii)	     				Rule 15d-6		  X
Rule 12h-3(b)(1)(i)Appr
 of theSecurities Exchange Act of 1934, ThePrudential
 Bank and Trust Company, asServicer for the Trust, has
 caused thiscertification/notice to be signed on itsbehalf
 by the undersigned dulyauthorized person.PB&T MASTER
 CREDIT CARD TRUST By:	THE PRUDENTIAL BANK AND TRUSTCOMPANY,
 as ServicerBy: Date:  January 30, 1997
     Name: Richard C. Keene Title: VicePresident & Comptroller
Instruction:  This form is required byRules 12g-4, 12h-3
 and 15d-6 of theGeneral Rules and Regulations under
 theSecurities Exc
be manually signed.  Itmay be signed by an officer of
 theregistrant, by counsel or by any otherduly authorized
 person.  The name andtitle of the person signing the formshall be typed or printed under thesignature.